UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission file number: 001-42466

3 E NETWORK TECHNOLOGY GROUP LIMITED

(Exact name of registrant as specified in its charter)

No.118 Connaught Road West, 3003-2

Hong Kong, China, 999077

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On October 27, 2026, 3 E Network Technology Group Limited (the “Company”) received a written determination letter (the “Staff Determination”) from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that the Staff has determined to delist the Company’s Class A ordinary shares from The Nasdaq Capital Market unless the Company timely requests a hearing before an independent Hearings Panel (the “Panel”).

The Staff Determination was issued pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv) on the following grounds: (i) the closing bid price of the Company’s Class A ordinary shares was below $1.00 per share for the 30 consecutive business days from September 15, 2026 through October 26, 2026, and therefore the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of at least $1.00 per share for continued listing (the “Minimum Bid Price Requirement”); and (ii) the Company is not eligible for any compliance period specified in Nasdaq Listing Rule 5810(c)(3)(A) because it effected a one-for-twenty-five (1-for-25) reverse share split on March 16, 2026, within the prior one-year period.

The Company intends to timely request a hearing before the Panel to appeal the Staff Determination by November 3, 2026. As stated in the Staff Determination, a timely hearing request will stay the suspension of trading in the Company’s securities and the filing of Form 25-NSE pending the Panel’s decision. During that period, the Company’s Class A ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “MASK.”

The Company is actively evaluating measures to regain compliance with the Minimum Bid Price Requirement, including potential capital markets transactions, financing activities and further share consolidations. The Company will provide further disclosure regarding its hearing and compliance plan as appropriate.

On October 30, 2026, the Company issued a press release announcing its receipt of Staff Determination. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

By:	/s/ Tingjun Yang
Name:	Tingjun Yang
Title:	Chief Executive Officer, Director

Date: October 30, 2026

3